UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

RAE Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75061P 10 2

(CUSIP Number)

Robert I. Chen	Robert T. Ishii
c/o RAE Systems, Inc.	Wilson Sonsini Goodrich & Rosati,
3775 North First Street	Professional Corporation
San Jose, California 95134	One Market Street, Spear Tower Suite 3300
San Francisco, California 94105
(408) 952-8200	(650) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Robert I. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 15,834,942
9 SOLE DISPOSITIVE POWER: 270,833
10 SHARED DISPOSITIVE POWER: 15,564,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,834,942*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*	Includes options to purchase 270,833 shares of common stock of issuer exercisable within 60 days.

1	NAMES OF REPORTING PERSONS: Lien Q. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 15,564,109
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 15,564,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,564,109
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Chen Revocable Trust DTD 5/8/2001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 15,382,849
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 15,382,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Chen Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 181,260
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 181,260

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 181,260
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Peter Hsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 2,757,998
9 SOLE DISPOSITIVE POWER: 66,666
10 SHARED DISPOSITIVE POWER: 2,691,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,757,998*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*	Includes options to purchase 66,666 shares of common stock of issuer exercisable within 60 days.

1	NAMES OF REPORTING PERSONS: Sandy Hsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 2,691,332
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 2,691,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,691,332
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Hsi Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 2,691,332
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 2,691,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,691,332
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒ (See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

This Amendment No. 5 (this “Amendment No. 5”) to the statement on Schedule 13D, filed with the Securities and Exchange Commission on behalf of the Reporting Persons relating to the Common Stock of RAE Systems, Inc., a Delaware corporation (“RAE”), on September 29, 2010, as amended and restated (the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 5 shall have the same meaning as those set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 17, 2011, Purchaser, Merger Sub and RAE entered into Amendment No. 2 to the Merger Agreement (“Amendment No. 2 to the Merger Agreement”), which was previously amended by Amendment No. 1 dated April 3, 2011 (“Amendment No. 1 to the Merger Agreement”), pursuant to which, among other things, the Merger Consideration was increased to $2.00 per share, payable in cash, without interest. Purchaser and Merger Sub are each affiliates of Vector Capital IV, L.P., Vector Entrepreneur Fund III, L.P. and Vector Capital III, L.P. (together, “Vector”)

Concurrently with the execution of Amendment No. 2 to the Merger Agreement, Robert I. Chen and Peter Hsi (each, a “Voting Party” and collectively, the “Voting Parties”) entered into consents and agreements with Purchaser (collectively, the “Consents and Agreements”), pursuant to which, among other things, the Voting Parties and Purchaser agreed to terminate the Voting Agreements.

Concurrently with the execution of Amendment No. 2 to the Merger Agreement, the Chen Revolcable Trust DTD 5/8/2001 (the “RLC Trust”) entered into Amendment No. 1 to its Rollover Agreement (“Amendment No. 1 to the RLC Rollover Agreement”) with Purchaser which has the effect that, with the Merger Consideration equal to $2.00 per share, the RLC Trust is contributing approximately 585,166 additional shares (worth approximately $1.2 million at $2.00 per share) to Purchaser for no consideration. To the extent that the Merger Consideration increases after the date hereof, the RLC Trust will contribute an additional amount of shares to Purchaser for no consideration. The number of shares to be contributed for no consideration is equal to (a) (x) (A) the Merger Consideration minus (B) $1.75 times (y) (A) the number of shares of RAE common stock owned by the RLC Trust on the closing date of the Merger minus (B) 10,701,525 divided by (b) the Merger Consideration.

References to, and descriptions of the Consents and Agreements and Amendment No. 1 to the RLC Rollover Agreement throughout this statement are qualified in their entirety by reference to the Form of Consent and Agreement included as Exhibit 10.2 to RAE’s current report on Form 8-K filed May 18, 2011, and Amendment No. 1 to the RLC Rollover Agreement included as Exhibit 5 hereto, respectively, and which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

1. Section (a)(iv) is amended and restated in its entirety to read as follows:

“(iv) Robert I. Chen is the beneficial owner of 270,833 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of the date of this statement, representing 0.5% of all of the outstanding shares of Common Stock.”

2. Section (a)(vii) is amended and restated in its entirety to read as follows:

“(vii) Peter Hsi is the beneficial owner of 66,666 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of the date of this statement, representing 0.1% of all of the outstanding shares of Common Stock.”

3. Section (b)(iii) is amended and restated in its entirety to read as follows:

“(iii) Robert I. Chen has the sole power to dispose or direct the disposition of 270,833 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of the date of this statement.”

4. Section (b)(v) is amended and restated in its entirety to read as follows:

“(v) Peter Hsi has the sole power to dispose or direct the disposition of 66,666 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of the date of this statement.”

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

4	Form of Consent and Agreement, by and between RAE and each of Robert Chen and Peter Hsi, respectively, dated as of May 17, 2011 (Incorporated by reference to the Current Report on Form 8-K filed by RAE on May 18, 2011)

5	Amendment No. 1 to Rollover Agreement, dated as of January 18, 2011, by and between RAE and RLC Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011

CHEN REVOCABLE TRUST DTD 5/8/2001		CHEN FAMILY FOUNDATION

By:	/S/ ROBERT I. CHEN	By:	/S/ ROBERT I. CHEN
	Robert I. Chen		Robert I. Chen
Trustee

By:	/S/ LIEN Q. CHEN	By:	/S/ LIEN Q. CHEN
	Lien Q. Chen		Lien Q. Chen
Trustee

ROBERT I. CHEN		LIEN Q. CHEN

By:	/S/ ROBERT I. CHEN	By:	/S/ LIEN Q. CHEN

HSI FAMILY TRUST		PETER HSI

By:	/S/ PETER HSI	By:	/S/ PETER HSI
Peter Hsi
Trustee

SANDY HSI

By:	/S/ SANDY HSI	By:	/S/ SANDY HSI
Sandy Hsi
Trustee

EXHIBIT INDEX

Exhibit No.	Title

4	Form of Consent and Agreement, by and between RAE and each of Robert Chen and Peter Hsi, respectively, dated as of May 17, 2011 (Incorporated by reference to the Current Report on Form 8-K filed by RAE on May 18, 2011)

5	Amendment No. 1 to Rollover Agreement, dated as of January 18, 2011, by and between RAE and RLC Trust